State of Delaware
Secretary of State
Division of Corporations
Delivered 09:02 AM 09/02/2025
FILED 09:02 AM 09/02/2025
SR 20253842402 - File Number 10316277

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

FIRST - Name

The name of the Corporation is:
Icon Group Live Ent Inc

SECOND – Registered Agent

Its registered office in the State of Delaware is to be located at 8 The Green, Ste A, in the City of Dover County of Kent Zip Code 19901. The registered agent in charge thereof is A Registered Agent, Inc.

THIRD - Purpose

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH - Stock

The amount of the total stock this corporation is authorized to issue is 20,000,000 shares (number of authorized shares) with a par value $0.00001 per share.

FIFTH - Incorporator

The name and mailing address of the incorporator are as follows:

A Registered Agent, Inc. – 8 The Green, Ste A, Dover, DE 19901

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 2nd day of September, A.D. 2025.

BY: Pat Brick

A Registered Agent, Inc., Incorporator
Patrick Brickhouse, Assistant Secretary